UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 14, 2017

WOLVERINE BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-35034	27-3939016
(State or Other Jurisdiction)	(Commission File No.)	(I.R.S. Employer
of Incorporation)		Identification No.)

5710 Eastman Avenue, Midland, Michigan	48640
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:     (989) 631-4280

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 8.01     Other Events

In connection with the execution of an Agreement and Plan of Merger pursuant to which Wolverine Bancorp, Inc, (“Wolverine Bancorp”) will merge with and into Horizon Bancorp (“Horizon”), with Horizon as the surviving corporation (the “Merger”) Horizon and Wolverine Bancorp, Inc. issued a joint press release. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements regarding the financial performance, business prospects, growth and operating strategies of Wolverine Bancorp and Horizon. For these statements, Wolverine Bancorp and Horizon claim the protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Statements in this communication should be considered in conjunction with the other information available about Wolverine Bancorp and Horizon, including the information in the filings each make with the SEC. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Forward-looking statements are typically identified by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include risk factors relating to the banking industry and the other factors detailed from time to time in Horizon’s and Wolverine Bancorp’s reports filed with the Securities and Exchange Commission, including those described in their Forms 10-K and the following: the possibility that the Merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Horizon and Wolverine Bancorp operate; the ability to promptly and effectively integrate the businesses of Horizon Bank and Wolverine Bank; the reaction of the companies’ customers, employees and counterparties to the transaction; and the diversion of management time on Merger-related issues. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. Wolverine Bancorp does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement is made, or reflect the occurrence of unanticipated events, except to the extent required by law.

Important Additional Information for Shareholders and Where to Find It

This communication is being made with respect to the proposed transaction involving Horizon and Wolverine Bancorp. This material is not a solicitation to vote or approval of the Wolverine Bancorp shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Wolverine Bancorp may send to its shareholders in connection with the proposed Merger.

In connection with the proposed Merger, Horizon will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Wolverine Bancorp and a Prospectus of Horizon (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents Horizon and Wolverine Bancorp have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain copies of these documents, free of charge, from Horizon at www.horizonbank.com under the tab “About Us – Investor Relations – Documents – SEC Filings” and from Wolverine Bancorp at www.wolverinebank.com under the tab “– Investor Relations – SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Horizon upon written request to Horizon Bancorp, Attn: Dona Lucker, Shareholder Relations Officer, 515 Franklin Square, Michigan City, Indiana 46360, or by calling (219) 874-9272, or from Wolverine Bancorp upon written request to upon written request to Wolverine Bancorp, Inc., attention: Rick A. Rosinski, Chief Operating Officer, 5710 Eastman Avenue, Midland, Michigan 48460 or by calling (989) 631-4280. The information available through Horizon’s and Wolverine Bancorp’s websites is not and shall not be deemed part of this Current Report on Form 8-K or incorporated by reference into other filings Horizon or Wolverine Bancorp makes with the SEC.

Horizon and Wolverine Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wolverine Bancorp in connection with the proposed Merger. Information about the directors and executive officers of Horizon is set forth in Horizon’s Annual Report on Form 10-K filed with the SEC on February 28, 2017, and in the proxy statement for Horizon’s 2017 annual meeting of shareholders, as filed with the SEC on March 17, 2017. Information about the directors and executive officers of Wolverine Bancorp is set forth in Wolverine Bancorp’s Annual Report on Form 10-K filed with the SEC on March 31, 2017, and in the proxy statement for Wolverine Bancorp’s 2017 annual meeting of shareholders, as filed with the SEC on April 17, 2017. Additional information regarding the interests of these participants and any other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.      Financial Statements and Exhibits

(a)     Financial Statements of Businesses Acquired. Not applicable

(b)     Pro Forma Financial Information. Not Applicable

(c)     Shell Company Transactions. Not Applicable

(d)     Exhibits:

Exhibit No.	Description
99.1	Joint Press Release issued on June 14, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WOLVERINE BANCORP, INC.

DATE: June 14, 2017	By:	/s/ David H. Dunn
David H. Dunn
President and Chief Executive Officer